UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Summit Midstream Partners, LP

(Name of Subject Company and Filing Person (Issuer))

9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of Class of Securities)

866142AA0

(CUSIP Number of Class of Securities)

Brock M. Degeyter

910 Louisiana Street, Suite 4200

Houston, Texas 77002

(832) 413-4770

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Joshua Davidson

Jason A. Rocha

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$35,865,000	$4,655.28

*

Estimated solely for the purpose of calculating the registration fee. The transaction valuation upon which the filing fee was based was calculated as follows: the product of $119.55, average of the bid and asked price of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (the “Series A Preferred Units”) as of June 11, 2020, and 300,000, the total amount of issued and outstanding Series A Preferred Units. The amount of the filing fee assumes that all of the outstanding Series A Preferred Units will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The registration fee was paid on June 19, 2020 in connection with the filing by the Partnership of the original Schedule TO-I.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,655.28	Filing Party: Summit Midstream Partners, LP
Form or Registration No.: Schedule TO-I	Date Filed: June 19, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission on June 19, 2020 by Summit Midstream Partners, LP (the “Partnership”), as amended by the Amendment No. 1 to Schedule TO filed on June 19, 2020 (“Amendment No. 1”), the Amendment No. 2 to Schedule TO filed on July 1, 2020 (“Amendment No. 2”), the Amendment No. 3 to Schedule TO filed on July 14, 2020 (“Amendment No. 3”) and the Amendment No. 4 on Schedule TO filed on July 20, 2020 (“Amendment No. 4” and together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Prior Amendments”), in connection with its offer to exchange (the “Exchange Offer”), on the terms and subject to the conditions set forth in the Offer to Exchange, dated June 18, 2020 (as it may be supplemented and amended from time to time, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offering Documents”), any and all of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”).

Among other things, this Amendment No. 5 is being filed to extend the expiration date (the “Expiration Date”) of the Exchange Offer to 5:00 p.m., New York City time, on July 28, 2020. Except as provided herein and in the Prior Amendments, the information contained in the Offering Documents remains unchanged by this Amendment No. 5. You should read this Amendment No. 5 together with the Offering Documents and the Prior Amendments. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule TO.

Items 1 through 9.

Amendments to the Offer to Exchange and the Letter of Transmittal

1.	References to the Expiration Date in the Offer to Exchange and the Letter of Transmittal are hereby amended and restated to reference Tuesday, July 28, 2020.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

1.

As of July 23, 2020, based on information provided by American Stock Transfer & Trust Company, LLC, the depositary of the Exchange Offer, 22,619 Series A Preferred Units had been tendered and not validly withdrawn.

2.

On July 23, 2020, the Partnership announced that it expects second quarter 2020 net income in the range of $46 million to $68 million, adjusted EBITDA in the range of $63 million to $65 million, natural gas volume throughput on its operated systems of 1.3 Bcf/d to 1.4 Bcf/d and liquids volume throughput of 74 Mbbl/d to 78 Mbbl/d.

This preliminary financial information is subject to completion of the Partnership’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Partnership’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. These preliminary estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with United States generally accepted accounting principles (GAAP), and they should not be viewed as indicative of the Partnership’s results for any future period. Neither the Partnership’s independent registered public accounting firm nor any other independent registered public accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary results.

The following provides a preliminary range of adjusted EBITDA for the three months ended June 30, 2020 and a reconciliation of net income.

	Three Months Ended June 30, 2020
	Low	High
	(In thousands)
Reconciliation of net income or loss to adjusted EBITDA:

Net income (loss)	$45,750	$67,750
Add:
Interest expense	22,500	19,500
Depreciation and amortization (1)	31,000	28,000
Proportional adjusted EBITDA for equity method investees (2)	8,250	6,750
Loss (gain) on early extinguishment of debt	(52,000)	(57,000)
Other, net (3)	7,500	—

Adjusted EBITDA	$63,000	$65,000

(1)	Includes the amortization expense associated with our favorable gas gathering contracts as reported in other revenues.
(2)	Reflects the Partnership’s proportionate share of Ohio Gathering adjusted EBITDA, subject to a one-month lag.
(3)

Includes various items such as, but not limited to income tax benefits and expenses, adjustments related to MVC shortfall payments that recognize the earnings from MVC shortfall payments ratably over the term of the associated MVC, adjustments related to capital reimbursement activity which represent contributions in aid of construction revenue recognized in accordance with Accounting Standards Update No. 2014-09 Revenue from Contracts with Customers (“Topic 606”), unit-based and noncash compensation, net loss or gain on asset sales, long-lived asset impairment, income or loss from equity method investees and items of income or loss that we characterize as unrepresentative of our ongoing operations, including restructuring expenses.

3.

On July 23, 2020, the Partnership issued a press release (i) announcing the extension of the Expiration Date, (ii) providing updated guidance for the full year 2020, (iii) setting forth preliminary financial results of the Partnership’s operations for the second quarter 2020 and (iv) announcing the second quarter 2020 earnings call. A copy of that press release is filed as Exhibit (a)(5)(vii) hereto.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description

(a)(5)(vii)	Press Release, dated July 23, 2020 (Incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K filed on July 23, 2020).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2020

Summit Midstream Partners, LP

By: Summit Midstream GP, LLC (its general partner)

/s/ Marc D. Stratton
Marc D. Stratton, Executive Vice President and Chief Financial Officer

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